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                                 Jenkens & Gilchrist Parker Chapin LLP

                                          THE CHRYSLER BUILDING                     AUSTIN, TEXAS
                                           405 LEXINGTON AVENUE                    (512) 499-3800
                                         NEW YORK, NEW YORK 10174
                                                                                  CHICAGO, ILLINOIS
                                                                                   (312) 425-3900

                                              (212) 704-6000                       DALLAS, TEXAS
                                         FACSIMILE (212) 704-6288                  (214) 855-4500

                                                                                  HOUSTON, TEXAS
Martin Eric Weisberg                         www.jenkens.com                      (713) 951-3300
  (212) 704-6050
mweisberg@jenkens.com                                                          LOS ANGELES, CALIFORNIA
                                                                                   (310) 820-8800

                                                                                  SAN ANTONIO, TEXAS
                                                                                   (210) 246-5000

                                                                                  WASHINGTON, D.C.
                                                                                   (202) 326-1500
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                                February 15, 2005

VIA EDGAR AND FACSIMILE
Mr. Mark P. Shuman Branch Chief - Legal
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:  Ramp Corporation
         Preliminary Proxy Statement filed on February 1, 2004, File No. 0-15805
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Dear Mr. Shuman:

         We have reviewed your comment letter dated February 10, 2005 to the Preliminary Proxy Statement (the "Preliminary Proxy Statement") of Ramp Corporation (the "Company"). On behalf of the Company and as we discussed with Ms. Maryse Mills-Apenteng of your offices, we hereby provide you with supplemental factual information to address comment 4 set forth in your comment letter.

Proposal 4: Sale and Issuance of Common Stock in Connection with the January 2005 Equity Line Financing of up to $25,000,000
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1. For the Staff's information, the 8% convertible debentures held by the investor contain a fixed conversion price equal to $2.40 per share. The debentures also contain a mandatory redemption provision which provides that the Company, at its option, shall redeem one-fifth of the principal amount of the debentures in equal installments on a monthly basis in cash or in shares of the Company's common stock. If the Company elects to redeem the debentures in shares of common stock, the redemption price of the debentures would be based upon a discount to the market price of the Common Stock at the time of any such redemption. Except for this

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                     Jenkens & Gilchrist Parker Chapin LLP

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange commission
February 15, 2005
Page 2


mandatory redemption provision, the debentures do not contain a floating conversion price at a discount to the market price and the investors cannot elect to convert its debentures into common stock at a discount to the market price at any time.

         In addition, the equity line does not contain a threshhold price for the common stock, below which the investors would not be obligated to purchase common stock upon its receipt of a put notice by the Company. Each put is subject to a maximum amount equal to the lesser of $3,000,000 and two hundred percent (200%) of the weighted average volume of the common stock for the fifteen (15) trading days immediately preceding each put date. Moreover, the Company controls the timing of any put notice and can determine whether to send a put notice to the investors in its sole discretion, which put notice will depend upon all relevant factors including the market price of the common stock at the time of any put and the redemption price of the convertible debentures at the time of any put. Finally, each of the debentures and the equity line contain a provision limiting the investor to beneficially own less than 4.99% of the shares of common stock, which provision can be waived by the investor under the debenture upon not less than 61 days prior notice to the Company. As a result of the foregoing, the Company believes that the investor is irrevocably bound to purchase all shares of common stock underlying the equity line and believes that the equity line will provide a viable means for the Company to obtain capital.

         Please feel free to call me at (212) 704-6050 or my colleague, Stephen
G. Cordaro at (212) 704-6073 if you have any questions or if you require further information.

                                                      Very truly yours,


                                                      /s/ Martin Eric Weisberg

                                                      Martin Eric Weisberg

cc:  Mr. Andrew Brown
     Stephen G. Cordaro, Esq.